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                             December 21, 2020

       Steven G. Litchfield
       Chief Financial Officer
       MaxLinear, Inc.
       5966 La Place Court, Suite 100
       Carlsbad, California 92008

                                                        Re: MaxLinear, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 5,
2020
                                                            File No. 001-34666

       Dear Mr. Litchfield:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations, page
       42

   1. We note that some of your business operations with Chinese companies have been affected by
governmental regulations and tariffs. If you reasonably expect this change would have a material
impact on revenue or results of operations, please disclose this as part of your known
trends and uncertainties discussion in the MD&A. Refer to Item
                                                        303(a)(3)(ii) of
Regulation S-K.
 Steven G. Litchfield
FirstName
MaxLinear,LastNameSteven  G. Litchfield
           Inc.
Comapany21,
December   NameMaxLinear,
              2020        Inc.
December
Page 2    21, 2020 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Jean Yu,
Assistant Chief Accountant, at 202-551-3305 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing